# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SecureWorks Corp., CIK 0001468666
CUSIP: 81374A105
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Concourse Parkway, Suite 500, Atlanta, Georgia (GA), 30328
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000941560

## Reporting persons
- Gardner Lewis Asset Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 1,276,021; sole dispositive power 0; shared dispositive power 1,276,021; aggregate amount beneficially owned 1,276,021 (6.76% of the class)

## Item 1. Issuer
Name of issuer: SecureWorks Corp.
Address of issuer's principal executive offices: One Concourse Parkway, Suite 500, Atlanta, GA 30328

## Item 2. Person Filing
Name of person filing:
Gardner Lewis Asset Management, L.P.

Gardner Lewis Asset Management, Inc.
Address of principal business office or, if none, residence: 285 Wilmington-West Chester Pike, Chadds Ford, PA 19317
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
1,276,021 shares of Class A Common Stock, par value $.01 per share by Gardner Lewis Asset Management, L.P. ("GLAM") and Gardner Lewis Asset Management, Inc. ("GLAM GP").

GLAM advises private funds and client accounts. GLAM GP is the general partner of GLAM. W. Whitfield Gardner is the sole shareholder of GLAM GP.

In its capacity as advisor to private funds and accounts, GLAM has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13G that are owned by the private funds and client accounts advised by GLAM. The pecuniary interest of all securities reported in this Schedule 13G is owned by the private funds and client accounts advised by GLAM. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, GLAM, GLAM GP and Mr. Gardner each disclaims beneficial ownership of all securities reported in this Schedule 13G.
Percent of class: Approximately 6.76% for GLAM and GLAM GP as of the date of filing this statement. Based on 18,890,066 shares of Class A Common Stock issued and outstanding as of November 1, 2024 as reported on the Issuer's Form 10-Q filed December 2, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Gardner Lewis Asset Management, L.P.: /s/ W. Whitfield Gardner, W. Whitfield Gardner, Chairman and CEO of the general partner (02/13/2025)